Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 39 DATED AUGUST 26, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003 as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, Supplement No. 37 dated August 9, 2005, and Supplement No. 38 dated August 18, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a four-story office building containing approximately 168,000 rentable square feet in Orlando, Florida; and

•	information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of August 24, 2005, we had received aggregate gross offering proceeds of approximately $1.7 billion from the sale of approximately 165.4 million shares in our initial public offering. After incurring approximately $33.0 million in acquisition fees, approximately $157.2 million in selling commissions and dealer manager fees, approximately $27.9 million in other organization and offering expenses, and funding common stock redemptions of approximately $7.5 million pursuant to the share redemption program, as of August 24, 2005, we had raised aggregate net offering proceeds of approximately $1.4 billion.

Acquisition of the Baldwin Point Building

On August 26, 2005, we contributed net proceeds raised from our initial public offering of approximately $27.9 million, plus closing costs, to 2420 Lakemont Avenue, LLC (the “Joint Venture”), a joint venture between us and Barry Orlando Partners, L.P. (“BOP”) and an unrelated party, for an ownership interest in the Joint Venture of approximately 97.2%. BOP contributed to the Joint Venture the fee interest in a four-story office building containing approximately 165,000 rentable square feet (the “Baldwin Point Building”) and a capital contribution in the amount of $800,000, and received a cash distribution, resulting in an ownership interest in the Joint Venture of approximately 2.8%. The Baldwin Point Building is located on a nine-acre parcel of land at Lakemont Avenue in Orlando, Florida and is subject to a mortgage note with an estimated current value of approximately $19.7 million, which loan was paid in full by the Joint Venture upon the closing of the transaction.

Assuming the property generates sufficient operating cash flow, distributions will generally be made in the following order of priority: (1) to us in an amount equal to a 5.0% per annum cumulative, non-compounded preferred return based on our capital contributions; (2) to us until we receive cumulative distributions equal to our total capital contributions; (3) to BOP in an amount equal to a 5.0% per annum cumulative, non-compounded preferred return based on its capital contributions; (2) to BOP until it receives cumulative distributions equal its total capital contributions; and (5) to us and BOP proportional to the respective ownership interests in the Joint Venture.

We are responsible for the establishment of policy and operating procedures for the Joint Venture, will manage the day-to-day business and affairs of the Joint Venture. Among other things, we have the right and sole authority to borrow money on behalf of the Joint Venture and cause the Joint Venture to sell the Baldwin Point Building subject to a two-year lock-out period. As we control the Joint Venture, the accounts of the Joint Venture will be consolidated into our consolidated financial statements.

Construction of the Baldwin Point Building was completed in May 2005. Approximately 78% of the rentable square feet of the Baldwin Point Building is leased to The Travelers Indemnity Company, a subsidiary of St. Paul Travelers Companies, Inc (“Travelers”). Travelers is traded on the New York Stock Exchange and operates as the fifth largest property and casualty insurance company in the United States. Travelers provides commercial property liability insurance and asset management services and underwrites homeowners and auto insurance policies. Travelers employs more than 29,000 employees and reported net worth of approximately $22.4 billion as of June 30, 2005. Approximately 22% of the Baldwin Point Building is currently vacant.

The current aggregate annual base rent under the Travelers lease at the Baldwin Point Building is approximately $2.6 million. The current remaining lease term is approximately ten years. Travelers has the right, at its option, to extend the initial term of its lease for two additional five-year periods.

Barry Real Estate Companies, Inc., which is not affiliated with us or our Advisor, has been retained by the Joint Venture as the current on-site property manager for the Baldwin Point Building. We intend to make expenditures required in connection with leasing the currently vacant space at the Baldwin Point Building, which will be funded primarily with a $920,000 re-leasing account established at closing. We believe that the Baldwin Point Building is adequately insured.

We have an option to purchase BOP’s interest in the Joint Venture commencing on the second anniversary of the contribution of the property by BOP to the Joint Venture (the “Option”). The exercise price of the Option equals the capital contributed by BOP to the Joint Venture (originally $800,000), plus any unpaid preferred return due on such capital.

Indebtedness

As of August 25, 2005 following the acquisition of the Baldwin Point Building, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 16% As of August 25, 2005, total indebtedness was $282.4 million, which consisted of fixed-rate mortgages on certain properties. No amounts were outstanding under our $400.0 million credit facility. Based on the value of our borrowing-base properties, we had approximately $211.9 million in remaining capacity under our $400.0 million credit facility.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated November 26, 2003, Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, Supplement No. 37 dated August 9, 2005, Supplement No. 38 dated August 18, 2005, and Supplement No. 39 dated August 26, 2005.

Supplement No. 9 supersedes and replaces Supplement No. 1 through Supplement No. 8 to the prospectus. Supplement No. 9 includes:

•	audited consolidated financial statements for the period from inception (July 3, 2003) to December 31, 2003;

•	unaudited financial statements as of March 31, 2004 and for the period from January 1, 2004 through March 31, 2004;

•	unaudited pro forma financial statements as of March 31, 2004 and for the periods from January 1, 2003 (pre-inception) through December 31, 2003 and January 1, 2004 through March 31, 2004;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that which was filed in our Quarterly Report on Form 10-Q dated May 17, 2004;

•	information about our property acquisitions through May 18, 2004;

•	a table showing our estimated use of proceeds;

•	additional information regarding the tax consequences of participation in our Dividend Reinvestment Plan;

•	a full description of our revised Share Redemption Program; and

•	all other material items that had been previously disclosed in Supplement No. 1 through Supplement No. 8.

Supplement No. 33 supersedes and replaces Supplement No. 10 through Supplement No. 27. Supplement No. 33 includes:

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K, dated March 15, 2005, for the year ended December 31, 2004;

•	audited financial statements as of December 31, 2004 and for the year ended December 31, 2004;

•	information regarding property acquisitions reported in Supplement No. 10 through Supplement No. 27, including required audited financial statements;

•	updated estimates regarding our use of proceeds;

•	changes to the suitability standards applicable to investors in Kansas;

•	the enactment of new tax legislation which, among other things, amends certain rules relating to REITs; and

•	all other material items previously disclosed in Supplement No. 10 through Supplement No. 27.

Supplement No. 34 supersedes and replaces Supplement No. 28 through Supplement No. 32. Supplement No. 34 includes:

•	the status of our ongoing public offering;

•	information regarding our indebtedness;

•	information regarding property acquisitions since March 17, 2005, including the required audited financial statements;

•	entering into a new credit facility with Wachovia;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2005, filed on May 6, 2005, except that this discussion:

•	reflects the new credit facility described above, which was entered into on May 9, 2005; and

•	updates the forward-looking statement regarding known trends that might affect our dividend (see “—Liquidity and Capital Resources—Short-term Liquidity and Capital Resources”);

•	unaudited financial statements as of and for the three months ended March 31, 2005; and

•	updated information regarding the prior performance of Wells-sponsored programs.

Supplement No. 37 supersedes and replaces Supplement No. 35 and Supplement No. 36. Supplement No. 37 includes:

•	the status of our ongoing public offering

•	information regarding our indebtedness;

•	information regarding property acquisitions since May 24, 2005;

•	entering into a purchase and sale agreement for the acquisition of a three-building office complex containing approximately 451,000 rentable square feet in East Palo Alto, California;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005;

•	unaudited financial statements as of and for the six months ended June 30, 2005; and

•	unaudited pro forma financial statements as of June 30, 2005 and for the year ended December 31, 2004 and the six months ended June 30, 2005.

Supplement No. 38 includes:

•	the status of our ongoing public offering;

•	the acquisition of two office buildings containing a total of approximately 458,000 rentable square feet in Westford, Massachusetts; and

•	information regarding our indebtedness.

Supplement No. 39 includes:

•	the status of the offering of shares in REIT II;

•	the acquisition of a four-story office building containing approximately 168,000 rentable square feet in Orlando, Florida; and

•	information regarding our indebtedness.